a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

August 6, 2009

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

8/11

PRESS RELEASE -6 August 2009

The Management Board of A2A S.p.A. has examined and approved the Financial Report for the half year to 30 June 2009

***

Revenues and Gross Operating Margin (EBITDA) up by 2.7% and 2.5%, equivalent to 3,070 million and 540 million euros, respectively

Earnings for the period, net of the non-recurring effects of the recovery of the so-called "fiscal moratorium" were up by 16.4% on the previous year.

***

Milan, 6 August 2009 - Today's meeting of the Board of Directors of A2A S.p.A, chaired by Mr. Giuliano Zuccoli, examined and approved the financial half-yearly Report comparing the figures with those for the first half of 2008.

The results of the A2A group are commented below, and compared to the economic results at 30 June 2008 and to the financial and equity results at 31 December 2008.

Main consolidated results at 30 June 2009

Million Euros	30.6.2009	30.6.2008	Change
Revenues	3,070	2,988	2.7%
Gross Operating Margin - EBITDA	540	527	2.5%
Net Operating Margin - EBIT	365	351	4.0%
Earnings before taxes	247	293	-15.7%
Group net profit	129	159	-18.9%
Group net profit net of "Fiscal Moratorium"[1]	185	159	16.4%

(Million Euro)	30.6.2009	31.12.2008	Change
Net financial debt	3,876	3,484	392

1. On 3o April 2009, the Tax Authorities informed A2A of orders for the recovery of presumed Government aid received by the ex-AEM and ex-ASM relating to the tax exemptions granted to municipalized concerns transformed into public limited companies in the period from this transformation to 31 December 1999. The impact of this recovery on the Group Net Profit at 30 June 2009 was 56 million euros.

In the first half of the 2009 financial year, revenues of the A2A group grew by 2.7%, reaching 3,070 million euros. The 82 million euro increase is mainly the result of the acquisition of France Coriance, and of the Aspem Group, operating in the province of Varese. The contribution made by these acquisitions to the consolidated revenues of the A2A group more than compensated for the contraction of unit revenues due to energy (electricity, gas, heat) sales which decreased significantly as a consequence of their indexation to commodity prices.

Over the period, electricity sold on wholesale and retail markets totalled 12,603 GWh, a fall of 5.3% from the figure for the corresponding period of 2008. Of these sales, 10,502 GWh were on the domestic market (-8.1%) and 2,101 GWh on foreign markets (+11.6%).
The fall in sales in domestic markets is connected to choices made to optimise the Group portfolio which, faced with margins contracting significantly on wholesale markets, given the fall in demand for electricity, led to the decision to reduce thermoelectric production.
In fact, in the period in question, thermoelectric production fell by 13.7% (4,109 GWh), which includes the contribution (878 GWh) of the new 800 MW CCGT in Gissi (Ch), which started commercial operations at the start of the year. Hydroelectric production (1,528 GWh) offset this fall in thermoelectric production and sustained the margins of the sector, growing by 41.4% as a result of the operational choices made in late 2008 and of the heavy snow last winter.

Sales of gas to end users or wholesales, totalling 1,946 million cubic metres, were slightly lower than in the first six months of 2008 (-2.1%), while the quantities of heat sold through district heating networks increased from 1,010 thermal GWh to 1,555 thermal GWh (+54%), also thanks to the contributions made by Coriance and Aspem. The Group waste-to-energy and cogeneration plants contributed to cover the thermal load, and also produced a total of 834 GWh of electricity (162 GWh in plants in France).

The quantities of waste disposed of totalled 1,339 thousand tonnes, a fall of 7.2% from the figure for the same period last year, a further indication of the general recessionary trend in the Italian economy.

A total quantity of 1,162 million cubic metres (+5.5%) of gas was distributed, and 5,661 GWh (-8.4%) of electricity. A total quantity of 52 million cubic metres (+18.2%) of water was distributed, and 26 million cubic metres (-7.1%) of water were treated.

Operating costs during the period totalled 2,287 million euros (+2.5%). As a result, the **Gross Operating Margin** for the period reached 540 million euros, 13 million euros (+2.5%) higher than in 2008.

***

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Industrial results (EBITDA) by business area

Million euros	30.6.2009 Total	30.6.2008 Total	Changes
Energy	274	222	52
Heat and Services	45	34	11
Networks	123	122	1
Environment	107	168	-61
Other services and Corporate	-9	-19	10
TOTAL	**540**	**527**	**13**

The Gross Operating Margin of the *Energy Sector* was 52 million euros higher than in the first half of 2008. This performance may be attributed to positive trends in both the electricity and the gas sectors.
The improved margins of the electricity sector is the result of contrasting dynamics: the efficient management of the generation assets portfolio, the performance of domestic and foreign trading activity, the increase in the value of environmental certificates and the increase in hydroelectric production were all positive, while the exogenous dynamic caused by the contraction in domestic demand (-8.2%) and the increase in imports (+11.8%), were negative, shrinking domestic production margins.

Management of the group's gas portfolio showed a higher margin than in the same period last year, which was specifically due to the changing energy scenario, which saw a different revenue and cost dynamic related to the different index-linkages to raw material prices. The same dynamic had a negative influence on margins in the last quarter of 2008.

In the period in question, the *Heat Business* (cogeneration, district heating and heat management) recorded better industrial results than in the first half of 2008 (+11 million euros), thanks in particular to the contribution made by French subsidiary Coriance, consolidated as of August 2008, and by Varese Risorse (controlled by ASPEM SpA), as well as the higher volumes sold because of the more favourable weather conditions.

The gross operating margin of the *Environment Business* (integrated management of the waste cycle) shrank by 61 million euros, mainly attributable to the absence, from November 2008, of CIP6 incentive for the electricity produced by the Brescia wte plant, and the effects of the contraction in the productive activity of the Brescia wte plant due to planned extraordinary maintenance operations only partially offset by increased production at the Milan wte plant.

Network Business (distribution of electricity and gas, integrated water cycle) produced results in line with those of the same period in 2008.

***

In the first half of 2009, depreciation, provisions and writedowns totalled 175 million euros, in line with the corresponding period of 2008. As a result, pre-tax earnings (EBIT) grew 4.0% to totalled 365 million euros (351 million euros at 30 June 2008)

Net financial charges totalled 107 million euros, an increase of 32 million euros on the figure for the first half of 2008. This includes 24 million euros in interest on tax cases related to the recovery of presumed Government Aid (taxes for the years of the fiscal moratorium from 1996 to 1999 for ex-AEM S.p.A. and ex-ASM S.p.A.), the negative effect of fair value valuations of financial derivatives, charges offset by lower debt costs connected to falling interest rates, despite higher net debt for the Group than in the first six months of 2008.

Affiliates, equalling 29 million euros, show an increase of 25 million euros, due in particular to the contribution of Transalpina di Energia (20 million euros against a null contribution in the first six months of 2008).

The other **non-operating costs and income** totalled 40 million euros in the period, and include the effects of the recovery of the capital of the presumed Government Aid mentioned above. In the first half of 2008 this item showed income of 13 million euros.

The **charges from income taxes** totalled 110 million euros (131 million in the first half of 2008), and include the effects of decree law no. 112 of 25 June 2008, the so-called "Manovra d'estate" which led to the introduction of an additional 5.5% corporation tax (IRES) for companies operating in the gas and electricity production and sales sectors from the first six months of 2008. This additional tax was recently increased to 6.5% by the so-called 'Sviluppo Economico' bill, already approved in definitive form.
This increase led to higher taxes in the first six months of 2009 by about 2 million euros.

Net result from non-current operating assets destined for sale totalled 7 million euros and refer to the dividend received in the half-year, net of the applicable taxes, from Alpiq Holding AG.

The Group consolidated net profit, after minority income has been deducted, totalled 129 million euros (159 million euros in the first six months of 2008).
In the first six months of 2009, despite a significant improvement in the industrial results, net profit was affected by cost of the recovery of presumed Government Aid totalling 56 million euros.

Net of the non-recurring effect of the recovery of Government Aid mentioned above, the net result for the period would have been 185 million euros, 16.4% higher than at 30 June 2008.

Balance sheet

At 30 June 2009, **net consolidated employed capital was euro 8,476 million**, euro 4,600 million of which covered by shareholders' equity and euro 3,876 million (3,484 million at 31 December 2008) by net financial debt.

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energie comune

Net employed capital increase by 270 million euros compared to 31 December 2008, due to a 136 million euro increase in working capital and an increase in net fixed assets of 134 million euros, including assets destined for sale.

In financial terms, positive flows totalling 236 million euros were generated by operating activities in the first half of 2009. Financial expenditure related to 208 million euros in investments, payment of Group dividends of 308 million euros, and investments in shareholdings for 129 million euros, net of sales during the period. The investments included the acquisition of about 15% of the Montenegro electricity company for 123 million euros.

Business outlook for the remainder of the year

In the first half of 2009, efficient management of productive assets allowed us to improve the industrial results of the Group despite the recession and the negative impact of the loss of the CIP6 incentives on the electricity produced by the Brescia wte plant.
The second half of 2009 will benefit from the consolidation of the assets from E.ON Italia (the Monfalcone thermoelectric power station and the hydroelectric complex in Calabria), and from the contribution of the new thermoelectric power station in Gissi (Ch) which started commercial operations at the beginning of the year. These positive facts of an industrial nature will contribute to compensate the absence of the one-off effects of the specific company equalisation related to electricity distribution activities in 2008 and relating to the period 2004-2008.

***

The Company Officer responsible for preparing the company financial reports of A2A S.p.A. pursuant to art. 154-bis, paragraph 2 of the TUF, the Consolidated Finance Law (Legislative Decree 58/98) declares that the accounting information in this notice corresponds to the documentary results, books and accounting entries.

***

The audited financial statements of the A2A Group, extracted from the financial half-yearly Report at 30 June 2009, are attached.

***

For further information:
Communication and Media Relations: tel. +39 02 7720.4582, ufficiostampa@a2a.eu
Investor Relations: tel.+39 02 7720.3879, ir@a2a.eu
www.a2a.eu

a2a

energie e comune

CONSOLIDATED BALANCE SHEET

(millions of euro)

	AT JUNE 30, 2009	AT DECEMBER 31, 2008
ASSETS		
NON-CURRENT ASSETS		
Tangible assets	4,036	4,005
Intangible assets	646	634
Shareholdings carried according to equity method	2,732	2,553
Other non-current financial assets	47	551
Deferred tax assets	357	316
Other non-current assets	64	57
TOTAL NON-CURRENT ASSETS	**7,882**	**8,116**
CURRENT ASSETS		
Inventories	164	224
Trade receivables	1,711	1,699
Other current assets	166	293
Current financial assets	41	34
Current tax assets	8	2
Cash and cash equivalents	26	87
TOTAL CURRENT ASSETS	**2,116**	**2,339**
NON-CURRENT ASSETS HELD FOR SALE	**1,097**	**692**
TOTAL ASSETS	**11,095**	**11,147**
EQUITY AND LIABILITIES		
EQUITY		
Share capital	1,629	1,629
(Treasury shares)	-61	-107
Reserves	2,022	2,036
Net profit for the year	0	316
Net profit for the period	129	0
Equity pertaining to the Group	**3,719**	**3,874**
Minority interests	881	848
Total equity	**4,600**	**4,722**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabilities	3,448	3,196
Deferred tax liabilities	337	322
Employee benefits	265	264
Provisions for risks, charges and liabilities for landfills	361	392
Other non-current liabilities	126	68
Total non-current liabilities	**4,537**	**4,242**
CURRENT LIABILITIES		
Trade payables	898	1,186
Other current liabilities	512	507
Current financial liabilities	529	449
Tax liabilities	16	38
Total current liabilities	**1,955**	**2,180**
Total liabilities	**6,492**	**6,422**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**3**	**3**
TOTAL EQUITY AND LIABILITIES	**11,095**	**11,147**

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CONSOLIDATED INCOME STATEMENT	01/01/2009 06/30/2009	01/01/2008 06/30/2008
(millions of euro)		
REVENUES		
REVENUES FROM THE SALE OF GOODS AND SERVICES	3,015	2,899
OTHER OPERATING INCOME	55	89
TOTAL REVENUES	**3,070**	**2,988**
OPERATING EXPENSES		
EXPENSES FOR RAW MATERIALS AND SERVICES	2,149	2,089
OTHER OPERATING EXPENSES	138	143
TOTAL OPERATING EXPENSES	**2,287**	**2,232**
LABOUR COSTS	**243**	**229**
GROSS OPERATING INCOME - EBITDA	**540**	**527**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**175**	**176**
NET OPERATING INCOME - EBIT	**365**	**351**
FINANCIAL BALANCE		
FINANCIAL INCOME	5	32
FINANCIAL EXPENSES	112	107
AFFILIATES	29	4
TOTAL FINANCIAL BALANCE	**-78**	**-71**
OTHER NON-OPERATING INCOME		**13**
OTHER NON-OPERATING EXPENSES	**-40**	
INCOME BEFORE TAX	**247**	**293**
INCOME TAXES	**110**	**131**
INCOME FROM CURRENT OPERATIONS NET OF TAX	**137**	**162**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE	**7**	
NET INCOME	**144**	**162**
MINORITIES	**-15**	**-3**
GROUP NET INCOME FOR THE PERIOD	**129**	**159**

a2a
energie in comune

CONSOLIDATED CASH FLOW STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2009	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2008
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR	**87**	**32**
Contributions merger-related	-	**155**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR	**87**	**187**
Operating activities		
Net income for the period/year	**144**	347
Tangible assets depreciation	157	292
Intangible assets amortization	8	16
Fixed assets write-downs	-	22
Results from affiliates	(29)	(60)
Shareholdings write-downs	-	9
Change in working capital (*)	(44)	(78)
Cash flow from operating activities	**236**	**548**
Investment activities		
Investments in tangible assets	(188)	(437)
Investments in intangible assets and goodwill	(20)	(26)
Investments in shareholdings and securities (*)	(133)	(9)
Investments' sale	4	-
Dividends received	20	60
Purchase/sale of own shares	-	(43)
Cash flow used in investment activities	**(317)**	**(455)**
FREE CASH FLOW	**(81)**	**93**
Financing activities		
Change in financial assets (*)	(17)	(44)
Change in financial liabilities (*)	345	164
Dividends paid by the parent company	(301)	(299)
Dividends paid by the subsidiaries to third parties	(7)	(14)
Cash flows used in financing activities	**20**	**(193)**
CHANGE IN CASH AND CASH EQUIVALENTS	**(61)**	**(100)**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	**26**	**87**

(*) Cleared of balances in return of shareholders' equity

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energie in comune

Statement of changes in Group equity
(in millions of Euro)

Description	Share capital	Treasury shares	Cash flow Hedge	Net Result from non current assets available for sale	Other Reserves and Retained Earnings	Group income for the year/period	Shareholders' equity of the Group	Minority interests	Total net shareholders' equity
Net equity at 12.31.2007 Restated	936	(64)	13	384	699	292	2,260	794	3,054
Changes from 01 January 2008 to 30 June 2008									
2007 profit allocation					292	(292)	-		-
Distribution of dividends					(289)		(299)	(14)	(313)
Merger effect on equity	693				927		1,620	31	1,651
IAS 32 and 39 reserves			(24)	103			79	(6)	73
Put option on Delmi S.p.A. shares					23		23	46	69
Put option on Abruzzo Energia S.p.A. shares					(3)		(3)	(5)	(8)
Other changes		(43)			9		(34)	4	(30)
Group and minorities net profit for the period						159	159	3	162
Net equity at 06.30.2008	1,629	(107)	(11)	487	1,648	159	3,805	853	4,658
Changes from 01 July 2008 to 31 December 2008									
Distribution of dividends									
IAS 32 and 39 reserves			24	(102)			(78)		(78)
Put option on Delmi S.p.A. shares					44		44		44
Other changes					(54)		(54)	(33)	(87)
Group and minorities net profit for the period						157	157	28	185
Net equity at 12.31.2008	1,629	(107)	13	385	1,638	316	3,874	848	4,722
Changes from 01 January 2009 to 30 June 2009									
2008 profit allocation					316	(316)	-		-
Distribution of dividends					(301)		(301)	(7)	(308)
IAS 32 and 39 reserves			30	(66)			(36)	17	(19)
Put option on Delmi S.p.A. shares					24		24		24
Put option on Aspem S.p.A. shares							-	(3)	(3)
Put option on Varese Risorse S.p.A. shares							-	(1)	(1)
Other changes		46			(17)		29	12	41
Group and minorities net profit for the period						129	129	15	144
Net equity at 06.30.2009	1,629	(61)	43	319	1,660	129	3,719	881	4,600